UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, N.E.
Washington, D.C. 20549

REPORT OF
EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT
In respect of the issue of
IDR 1,500,000,000,000 7.25% Notes due 8 February 2016 (to be consolidated and form a single series with the Bank's IDR 200,000,000,000 7.25% Notes due 8 February 2016 issued on 8 February 2011, the Bank's IDR 150,000,000,000 7.25% Notes due 8 February 2016 issued on 15 July 2011, the Bank's IDR 100,000,000,000 7.25% Notes due 8 February 2016 issued on 14 February 2013, the Bank's IDR 150,000,000,000 7.25% Notes due 8 February 2016 issued on 23 December 2013, the Bank's IDR 150,000,000,000 7.25% Notes due 8 February 2016 issued on 22 January 2014, the Bank's IDR 250,000,000,000 7.25% Notes due 8 February 2016 issued on 4 March 2014 and the Bank's IDR 250,000,000,000 7.25 % Notes due 8 February 2016 issued on 25 April 2014)
by the Bank
pursuant to its
EUR 35,000,000,000 Global Medium Term Note Programme

Filed pursuant to Rule 3 of Regulation EBRD
Dated 12 May 2014

The following information is filed pursuant to Rule 3 of Regulation EBRD in respect of the issue of the Indonesian rupiah ("IDR") 1,500,000,000,000 7.25% Notes due 8 February 2016 (to be consolidated and form a single series with the Bank's IDR 200,000,000,000 7.25% Notes due 8 February 2016 issued on 8 February 2011, the Bank's IDR 150,000,000,000 7.25% Notes due 8 February 2016 issued on 15 July 2011, the Bank's IDR 100,000,000,000 7.25% Notes due 8 February 2016 issued on 14 February 2013, the Bank's IDR 150,000,000,000 7.25% Notes due 8 February 2016 issued on 23 December 2013, the Bank's IDR 150,000,000,000 7.25% Notes due 8 February 2016 issued on 22 January 2014, the Bank's IDR 250,000,000,000 7.25% Notes due 8 February 2016 issued on 4 March 2014 and the Bank's IDR 250,000,000,000 7.25 % Notes due 8 February 2016 issued on 25 April 2014) of the European Bank for Reconstruction and Development (the "Bank") pursuant to the Bank's EUR 35,000,000,000 Global Medium Term Note Programme. As authorized by Rule 4 of Regulation EBRD, certain information is to be provided in the form of an Offering Circular dated 3 July 2012, as supplemented by a Pricing Supplement dated 12 May 2014 (together, the "Offering Circular").

Item 1. Description of Obligations

The Notes, the terms of which are described in the Offering Circular, will constitute direct and unsecured obligations of the Bank and will rank *pari passu* without any preference among themselves, and, subject to certain conditions set forth in the Offering Circular, equally with all its other unsecured and unsubordinated obligations. Citibank, N.A. will act as Agent and Registrar of the Bank in respect of the Notes.

Item 2. Distribution of Obligations

Further to a Purchaser's Confirmation dated 12 May 2014 (the "Purchaser's Confirmation") provided by the Toronto-Dominion Bank ("TD") pursuant to a Programme Agreement dated 3 July 2012 (the "Programme Agreement"), TD has agreed to purchase the Notes. The obligations of TD are subject to certain conditions as set forth in the Purchaser's Confirmation and the Programme Agreement.

Item 3. Distribution Spread

	Price to the Public	Selling Discounts and Commissions	Net Proceeds to the Bank
Per Unit	101.8575%(1)	1.3750%(1)	100.4825%(1)
Total	IDR 1,527,862,500,000(1)	IDR 20,625,000,000(1)	IDR 1,507,237,500,000(1)

(1) Plus 95 days' accrued interest on the principal amount of the Notes from and including 8 February 2014 to but excluding 14 May 2014, in the amount of IDR 28,304,850,000, such that the aggregate proceeds to the Bank will be IDR 1,535,542,350,000 (payable in U.S. dollars in the amount of USD 133,351,485.02).

Item 4. Discounts and Commissions to Sub-Underwriters and Other Dealers

None.

Item 5. Other Expenses of Distribution

TD has agreed to pay the fees and expenses of its own legal advisers, the fees and expenses of the legal advisers of the Bank, the upfront fees and expenses of Citibank, N.A. and any paying agents, all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the global notes, the preparation and printing of the Notes (except any definitive notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any, the cost of listing the Notes and the cost of any publicity agreed by the Bank in connection with the issue of the Notes, as set forth in the Purchaser's Confirmation.

Item 6. Application of Proceeds

The net proceeds to the Bank from the sale of the Notes will be included in the ordinary capital resources of the Bank and used in its ordinary operations.

Item 7. Exhibits

(a) The Deed of Covenant dated 3 July 2012.*

(b) Copy of an opinion of counsel as to the legality of the Notes dated 3 July 2012.*

(c) (i) The Programme Agreement dated 3 July 2012.*
(ii) The Purchaser's Confirmation dated 12 May 2014.
(iii) The Agency Agreement dated 3 July 2012.*

(d) (i) The Offering Circular dated 3 July 2012.*
(ii) The Pricing Supplement dated 12 May 2014.

---

* Previously filed with the Securities and Exchange Commission on 17 July 2012.

TD Securities
The Toronto-Dominion Bank
Incorporated in Canada with Limited Liability
60 Threadneedle Street
London EC2R 8AP
T: 44 (020) 7920 0272 F: 44 (020) 7638 1042

12 May 2014

To: European Bank for Reconstruction and Development
Attention: Olga Dyakova

Dear Sirs

European Bank for Reconstruction and Development IDR1,500,000,000,000 7.25 per cent. Notes due 8 February 2016 (the "Notes") (to be consolidated and form a single series with the Issuer's IDR200,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 8 February 2011, the Issuer's IDR150,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 15 July 2011, the Issuer's IDR100,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 14 February 2013, the Issuer's IDR150,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 23 December 2013, the Issuer's IDR150,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 22 January 2014, the Issuer's IDR250,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 4 March 2014 and the Issuer's IDR250,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 25 April 2014) issued pursuant to a Global Medium Term Note Programme

We hereby confirm the following agreement for the issue to us of Notes under the above Programme pursuant to the terms of issue set out in the completed Pricing Supplement.

We confirm that:

(i) We agree to pay:

(a) the fees and expenses of our legal advisers;

(b) the fees and expenses of Cleary Gottlieb, Steen & Hamilton LLP, legal advisers to the Issuer in connection with the necessary United States filing, capped to an amount of USD2,000;

(c) the upfront fees and expenses of the Agent and any paying agents;

(d) all expenses in connection with the issue, authentication, packaging and initial delivery of the Notes and the preparation of the Global Note, the preparation and printing of the Notes (except Definitive Notes), the relevant Pricing Supplement and any amendments or supplements thereto, if any;

(e) the cost of listing the Notes; and

(f) the cost of any publicity agreed by the Issuer in connection with the issue of the Notes.

(ii) In order to permit the Issuer to file with the U.S. Securities and Exchange Commission report by 17 C.F.R. § 290.3 no later than the date of this agreement, we confirm that the Notes are to be offered and sold in the United States.

In addition we confirm that the provisions of Clause 3.2.6 of the Programme Agreement will not apply in relation to this issue of Notes.

The selling commission in respect of the Notes will be 1.1875 per cent. of the principal amount of the Notes and the management and underwriting fee will be 0.1875 per cent. of the principal

amount of the Notes, both of which will be deductible from the proceeds of the issue. The net proceeds of the issue are USD133,351,485.02 (being the USD equivalent of IDR 1,535,542,350,000.00) which, subject to the provisions of the Programme Agreement, will be paid to you or to your order on the Issue Date specified in the Pricing Supplement.

Upon issue the Notes should be credited to our account with Euroclear, account number 95718.

Please confirm your agreement to the terms of issue by signing and faxing back to us a copy of the Pricing Supplement.

For: **THE TORONTO-DOMINION BANK**

By: ....
Authorised signatory

Paul Eustace
Managing Director
Head of Syndicate
The Toronto-Dominion Bank

Pricing Supplement

12 May 2014

European Bank for Reconstruction and Development
IDR1,500,000,000,000 7.25 per cent. Notes due 8 February 2016 (to be consolidated and form a single series with the Issuer's IDR200,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 8 February 2011, the Issuer's IDR150,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 15 July 2011, the Issuer's IDR100,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 14 February 2013, the Issuer's IDR150,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 23 December 2013, the Issuer's IDR150,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 22 January 2014, the Issuer's IDR250,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 4 March 2014 and the Issuer's IDR250,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 25 April 2014)
issued pursuant to a Global Medium Term Note Programme

PART A – CONTRACTUAL TERMS

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Base Prospectus dated 11 August 2010. This Pricing Supplement must be read in conjunction with the Offering Circular dated 3 July 2012 save in respect of the Conditions which are set forth in the Base Prospectus dated 11 August 2010. Full information on the Notes is only available on the basis of the combination of this Pricing Supplement, the Base Prospectus and the Offering Circular. The Base Prospectus and the Offering Circular are available for viewing and copies may be obtained from EBRD, One Exchange Square, London, EC2A 2JN, United Kingdom.

SUMMARY OF THE NOTES

1	Specified Currency:	Indonesian rupiah ("IDR"), the lawful currency of the Republic of Indonesia, provided that all payments in respect of the Notes will be made in United States dollars ("USD"), subject to the provisions set out in Annex A hereto.
2	Nominal Amount:	IDR1,500,000,000,000
3	Type of Note:	Fixed Rate
4	Issue Date:	14 May 2014
5	Issue Price:	101.8575 per cent. plus 95 days' accrued interest (IDR 28,304,850,000) on the Nominal Amount from and including 8 February 2014 to, but excluding, the Issue Date.
6	Maturity Date:	8 February 2016 (subject to the provisions set out in Annex A hereto)
7	Fungible with existing Notes:	Yes The Notes will be consolidated and form a single series with the Issuer's IDR200,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 8 February 2011, the Issuer's IDR150,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 15 July 2011, the Issuer's IDR100,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 14 February 2013, the Issuer's IDR150,000,000,000 7.25 per cent.

Notes due 8 February 2016 issued on 23 December 2013, the Issuer's IDR150,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 22 January 2014, the Issuer's IDR250,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 4 March 2014 and the Issuer's IDR250,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 25 April 2014, as at the Issue Date.

FORM OF THE NOTES

8	Form of Note:	Registered
9	New Global Note:	No
10	Specified Denomination:	IDR10,000,000
11	Exchange of Bearer Notes:	Not Applicable
12	(a) Talons for future Coupons to be attached to definitive Bearer Notes:	Not Applicable
	(b) Date(s) on which the Talons mature:	Not Applicable
13	(a) Registered holder of Registered Global Note:	Citivic Nominees Limited
	(b) Exchange of Registered Global Note:	Registered Global Note will only be exchangeable for definitive Registered Notes upon 45 days' written notice in the limited circumstances as described on page 44 of the Base Prospectus.

PROVISIONS RELATING TO INITIAL PAYMENT

14	Partly Paid Notes:	Not Applicable

PROVISIONS RELATING TO INTEREST

15	Interest Commencement Date:	8 February 2014
	Fixed Rate Notes:	
16	(a) Fixed Rate of Interest:	7.25 per cent. per annum, equal to IDR725,000 per Specified Denomination (the "**Fixed Interest Amount**"), provided that the Fixed Interest Amount shall be payable in USD, as further described in Annex A.
	(b) Fixed Interest Dates:	8 February in each year commencing 8 February 2015, up to and including the Maturity Date, subject to adjustment for payment purposes in accordance with the business day convention specified below (subject to the provisions set out in Annex A hereto).
	(c) Initial Broken Amount per Specified Denomination:	Not Applicable
	(d) Final Broken Amount per Specified	Not Applicable

		Denomination:	
	(e)	Fixed Day Count Fraction:	Actual/Actual – ICMA
	(f)	Business Day Convention:	Following Business Day Convention
	(g)	Business Day definition if different from that in Condition 4(a)(iii):	Condition 4(a)(iii) applies (and for the avoidance of doubt, Jakarta shall be the principal financial centre). Singapore, London and New York City shall be additional business centres.
	(h)	Calculation of interest to be adjusted in accordance with Business Day Convention specified above:	No
17	Zero Coupon Notes:		Not Applicable
18	Floating Rate Notes and Indexed Notes:		Not Applicable

PROVISIONS REGARDING PAYMENTS/DELIVERIES

19	Definition of "Payment Day" for the purpose of Condition 6(e) if different to that set out in Condition 6:	Condition 6(e) applies subject to the provisions set out in Annex A hereto
20	Dual Currency Notes:	Not Applicable
21	Physically Settled Notes:	Not Applicable

PROVISIONS REGARDING REDEMPTION/MATURITY

22	(a)	Redemption at Issuer's option:	No
	(b)	Redemption at Noteholder's option:	No
23	(a)	Final Redemption Amount per Specified Denomination (other than an Indexed or Formula Note where the index or formula applies to the redemption amount):	100 per cent. subject to the provisions set out in Annex A hereto
	(b)	Final Redemption Amount for each Indexed Note where the Index or Formula applies to the Final Redemption Amount:	Not Applicable
24	Instalment Note:		Not Applicable
25	Early Redemption Amount for each Note payable on an event of default:		100 per cent. of the Specified Denomination, subject to the provisions set out in Annex A hereto

DISTRIBUTION, CLEARING AND SETTLEMENT PROVISIONS

26	Method of distribution:	Non-Syndicated
27	If Syndicated, names and addresses of Managers or, if Non-Syndicated names and address of Dealer:	The Toronto-Dominion Bank 60 Threadneedle Street London EC2R 8AP United Kingdom

28	Date of Syndication Agreement:	Not Applicable
29	Stabilising Manager(s):	None
30	Non-exempt Offer:	Not Applicable
31	Additional selling restrictions:	**Indonesia** The Toronto-Dominion Bank has represented and agreed that (i) it has not offered or sold and will not offer or sell any Notes in Indonesia or to Indonesian nationals, corporates or residents including by way of invitation, offering or advertisement, and (ii) has not distributed, and will not distribute, the Offering Circular or any other offering material relating to the Notes in Indonesia, or to Indonesian nationals, corporates or residents, in a manner which constitutes a public offering of the Notes under the laws and regulations of the Republic of Indonesia.
32	Details of additional/alternative clearing system approved by the Issuer and the Agent:	Euroclear and Clearstream, Luxembourg only
33	Intended to be held in a manner which would allow Eurosystem eligibility:	No
34	Common Code:	058690104
	ISIN Code:	XS0586901042
	CUSIP Number:	Not Applicable
35	Listing:	Official List of the UK Listing Authority and trading on the Regulated Market
36	In the case of Notes denominated in the currency of a country that subsequently adopts the euro in accordance with the Treaty establishing the European Community, as amended by the Treaty on European Union, whether the Notes will include a redenomination clause providing for the redenomination of the Specified Currency in euro (a "**Redenomination Clause**"), and, if so specified, the wording of the Redenomination Clause in full and any wording in respect of redenominalisation and/or consolidation (provided they are fungible) with other Notes denominated in euro.	Not Applicable
37	Additional Information:	The provisions set out in Annex A shall apply to the Terms and Conditions in accordance herewith.
38	Total Commissions:	1.375 per cent.

This Pricing Supplement comprises the pricing supplement required for issue and admission to trading on the London Stock Exchange plc's Regulated Market of the Notes described herein pursuant to the Euro 35,000,000,000 Global Medium Term Note Programme of European Bank for Reconstruction and Development as from 14 May 2014, or as soon as practicable thereafter.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement. Annex B has been extracted from Bloomberg. The Issuer confirms that such information has been accurately reproduced and that, so far as it is aware, and is able to ascertain from information published by Bloomberg, no facts have been omitted which would render the reproduced information inaccurate or misleading.

For and on behalf of

EUROPEAN BANK FOR RECONSTRUCTION AND DEVELOPMENT

By: ....

Duly Authorised Officer

....

CITIBANK, N.A.
(as Agent)

PART B – OTHER INFORMATION

1 LISTING

Application has been made by the Issuer (or on its behalf) for the Notes to be admitted to trading on the London Stock Exchange plc's Regulated Market with effect from 14 May 2014 or as soon as practicable thereafter. No assurance can be given that such listing and admission to trading will be obtained on or prior to such date, or, if obtained, that it will be maintained.

The Notes are to be consolidated and form a single series with the Issuer's IDR200,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 8 February 2011, the Issuer's IDR150,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 15 July 2011, the Issuer's IDR100,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 14 February 2013, the Issuer's IDR150,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 23 December 2013, the Issuer's IDR150,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 22 January 2014, the Issuer's IDR250,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 4 March 2014 and the Issuer's IDR250,000,000,000 7.25 per cent. Notes due 8 February 2016 issued on 25 April 2014, which are listed and admitted to trading on the London Stock Exchange plc's Regulated Market.

2 RATINGS

The Issuer and/or its debt obligations have been assigned an AAA credit rating from Standard & Poor's Credit Market Services Europe Limited ("**S&P**"), an Aaa credit rating from Moody's Investors Service Limited ("**Moody's**") and an AAA credit rating from Fitch France S.A.S. ("**Fitch**"). As defined by S&P, an "AAA" rating means that the ability of the Issuer to meet its financial commitment on its obligations is extremely strong. As defined by Moody's, an "Aaa" rating means that the Issuer's ability to meet its financial obligations is judged to be of the highest quality, with minimal credit risk. As defined by Fitch, an "AAA" rating denotes the lowest expectation of credit risk and means that the Issuer has an exceptionally strong capacity for timely payment of its financial commitments.

3 INTERESTS OF NATURAL AND LEGAL PERSONS INVOLVED IN THE ISSUE

Save as discussed in "Subscription and Sale", so far as the Issuer is aware, no person involved in the offer of the Notes has an interest material to the offer.

4 REASONS FOR THE OFFER, ESTIMATED NET PROCEEDS AND TOTAL EXPENSES

(i) Reasons for the offer

The net proceeds of the issue of the Notes (which is expected to be IDR 1,535,542,350,000.00 but payable in USD in the amount of USD

	133,351,485.02) will be included in the ordinary capital resources of the Issuer and used in its ordinary operations.
(ii) Estimated net proceeds:	IDR 1,535,542,350,000.00 (USD equivalent: USD 133,351,485.02)
(iii) Estimated total expenses:	£12,000

5 **YIELD**

Indication of yield:	6.067 per cent. per annum. As set out above, the yield is calculated at the Issue Date on the basis of the Issue Price. It is not an indication of future yield.

6 **HISTORIC INTEREST RATES**

Not Applicable

7 **PERFORMANCE OF INDEX/FORMULA/OTHER VARIABLE, EXPLANATION OF EFFECT ON VALUE OF INVESTMENT AND ASSOCIATED RISKS AND OTHER INFORMATION CONCERNING THE UNDERLYING**

Not Applicable

8 **PERFORMANCE OF RATES OF EXCHANGE AND EXPLANATION OF EFFECT ON VALUE OF INVESTMENT**

Certain historical information in respect of the IDR/USD foreign exchange rate is set out in Annex B (Historical Data) hereto. In the circumstances described in Annex A hereto, the amount received by holders of the Notes may be affected by the IDR/USD foreign exchange rate. Information in respect of the IDR/USD foreign exchange rate can also be found on Bloomberg.

9 **TERMS AND CONDITIONS OF THE OFFER**

Not Applicable

Annex A
Calculation of Fixed Interest Amount, Early Redemption Amount and Final Redemption Amount

The Early Redemption Amount and Final Redemption Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

Specified Denomination *divided by* the Reference Rate,

Provided that the resultant amount shall be rounded down to the nearest cent.

The Fixed Interest Amount per Specified Denomination will be payable in USD and determined by the Calculation Agent as follows, on the Rate Fixing Date:

IDR725,000 *divided by* the Reference Rate,

Provided that the resultant amount shall be rounded down to the nearest cent.

The Calculation Agent shall notify the Issuer, the Agent and the Noteholders of its determination of the Final Redemption Amount, Early Redemption Amount and Fixed Interest Amount payable per Specified Denomination on the Maturity Date, Early Redemption Date or relevant Fixed Interest Date (as applicable), as soon as practicable after such determination (but in no event later than the Business Day immediately following the relevant Rate Fixing Date).

If the Reference Rate is not available for any reason on Reuters Page ABSIRFIX01 or any successor page on any Rate Fixing Date, the Calculation Agent shall determine that a Price Source Disruption Event (a "**Price Source Disruption Event**") has occurred, and shall promptly inform the Issuer and Agent of such occurrence. Following the determination of the occurrence of a Price Source Disruption Event, Noteholders will not be entitled to any amounts in respect of the Notes until the earlier to occur of (i) the day falling five Business Days after the day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the Postponed Fixed Interest Date (as defined below), the Postponed Maturity Date (as defined below), or the Postponed Early Redemption Date (as defined below), as the case may be. If on the 10th Business Day following the determination of the occurrence of a Price Source Disruption Event, the Reuters Page ABSIRFIX01 (or successor page) is still unavailable then the IDR/USD Rate (the "**IDR/USD Rate**") shall be the arithmetic mean of such firm quotes (expressed as the number of IDR per one USD) from the Reference Dealers as the Calculation Agent is able to obtain for the sale of IDR and the purchase of USD at or about 11:30 a.m. (Singapore time) on the applicable Rate Fixing Date for settlement two Singapore Business Days thereafter, provided however that if fewer than four (but at least two) Reference Dealers provide such firm quotes then IDR/USD Rate shall be the arithmetic mean of the quotes actually obtained. If none, or only one, of the Reference Dealers provides such a firm quote, the relevant IDR/USD Rate shall be determined by the Calculation Agent in its discretion, acting in good faith and in a commercially reasonable manner.

For the purposes of these provisions:

"**Business Day**" means any day (other than a Saturday or a Sunday) on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealings in foreign exchange and foreign currency deposits) in Jakarta, Singapore, London and New York City;

"**Calculation Agent**" means The Toronto-Dominion Bank in accordance with the provisions of the Calculation Agency Agreement entered into between the Issuer and the Calculation Agent dated 22 August 2007 (as amended and/or supplemented from time to time). All references to the Calculation Agent shall include any successor or successors to The Toronto-Dominion Bank as Calculation Agent in respect of the Notes;

"Early Redemption Date" means the date on which the Notes become due and payable pursuant to Conditions 5(d) and 9;

"Postponed Early Redemption Date" means the tenth Business Day following the Early Redemption Date (if any);

"Postponed Fixed Interest Date" means the tenth Business Day following the originally scheduled Fixed Interest Date;

"Postponed Maturity Date" means the tenth Business Day following the originally scheduled Maturity Date;

"Rate Fixing Date" means the date which is five Jakarta, Singapore, London and New York Business Days before the applicable Fixed Interest Date, Maturity Date or Early Redemption Date. If a Price Source Disruption Event occurs or otherwise subsists on such day, the Rate Fixing Date shall be the earlier of (i) the Business Day on which the Issuer is notified by the Calculation Agent that a Price Source Disruption Event no longer subsists and (ii) the day which is five Business Days before the applicable Postponed Early Redemption Date, Postponed Fixed Interest Date or Postponed Maturity Date as the case may be;

"Reference Dealers" means four leading dealers, banks or banking corporations in the Singapore interbank market which regularly deal in the IDR/USD exchange market, as selected by the Calculation Agent acting in good faith and in a commercially reasonable manner; and

"Reference Rate" means, in respect of a Rate Fixing Date, the IDR/USD spot rate at 11:00 a.m. (Singapore time) expressed as the amount of IDR per one USD, for settlement in two Singapore Business Days, reported by the Association of Banks in Singapore, which appears on Reuters Page ABSIRFIX01 to the right of the caption "Spot" under the column "IDR" at approximately 11:00 a.m. (Singapore time) on that Rate Fixing Date.

Annex B
Historical Data

The following table summarises certain historical information regarding the IDR/USD foreign exchange rate since January 2003.

Period	High	Low
January 2003 – December 2003	9,088	8,175
January 2004 – December 2004	9,440	8,317
January 2005 – December 2005	10,775	9,135
January 2006 – December 2006	9,815	8,703
January 2007 – December 2007	9,550	8,670
January 2008 –December 2008	12,650	9,060
January 2009 – December 2009	12,100	9,340
January 2010 – December 2010	9,428	8,890
January 2011 – December 2011	9,158	8,464
January 2012 – December 2012	9,799	8,888
January 2013 – December 2013	12,261	9,618
January 2014 – April 2014	12,240	11,289

Source: Bloomberg

The delivery of this Pricing Supplement does not imply any representation on the part of the Issuer, the Calculation Agent or the Dealer or any other person that the information extracted from the source above is correct.

NEITHER THE ISSUER OR THE DEALER MAKES ANY EXPRESS OR IMPLIED WARRANTY OR REPRESENTATION WHATSOEVER AS TO THE RESULTS TO BE OBTAINED FROM AN INVESTMENT IN THE NOTES. THE FOREGOING INFORMATION IS BASED UPON PUBLICLY AVAILABLE INFORMATION AS PUBLISHED BY THE APPLICABLE SOURCE. HOWEVER, NEITHER THE DEALER NOR ANY OF ITS AFFILIATES SHALL BE LIABLE (WHETHER IN NEGLIGENCE OR OTHERWISE) TO ANY PERSON FOR ANY ERROR IN THE INFORMATION SET FORTH ABOVE NOR SHALL IT OR ANY SUCH AFFILIATE BE UNDER ANY OBLIGATION TO ADVISE ANY PERSON OF ANY ERROR THEREIN.